

December 16, 2011

Via Facsimile
Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 1, 2011**
> **Filed October 27, 2011**
> **File No. 1-06770**

Dear Mr. McKee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

Consolidated Financial Statements, page F-1

Results of Operations, page F-3

Liquidity and Capital Resources, page F-6

1. We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes. To the extent material, please revise future annual and quarterly filings to address the following:

   - Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;

- Discuss the range of potential tax implications if such funds are repatriated to the U.S.;
- Discuss whether you intend to permanently reinvest these funds outside the U.S.; and
- Quantify the amount of undistributed earnings for which you have not provided deferred taxes in your income tax footnote.

Note 10 – Commitments and Contingencies, page F-33

Lead Refinery Site, page F-34 and Carrier ACR Copper Tube Action, page F-35

2.   With respect to each of the Lead Refinery Site and Carrier ACR Copper Tube Action, we note your conclusion that you are unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

- Explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for your disclosure; and
- Tell us what specific factors are causing your inability to estimate an amount or range of potential loss for each of these matters and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Other, page F-38

3.   In the last paragraph you stated that "the company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations." Please tell us and revise future filings to include your assessment of materiality as it relates to your cash flows.

Form 10-Q for the Fiscal Quarter Ended October 1, 2011

Item 1. Financial Statements, page 3

Note 2 – Commitments and Contingencies, page 6

Environmental Matters, page 6

4.   With respect to the Belding site and the West Chip Dryer properties, please tell us and disclose in future filings the amount of reasonably possible losses in addition to the amount accrued for these environmental matters.

General

5.   We refer to the supplier litigation disclosed on page 29. Please tell us and disclose whether you believe it is remote, reasonably possible, or probable that material losses may result from the lawsuits filed against you in August and September 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief